EXHIBIT 9

                     INTERNATIONAL FLAVORS & FRAGRANCES AND
                      BUSH BOAKE ALLEN ANNOUNCE EXPIRATION
                       OF HART-SCOTT-RODINO WAITING PERIOD


                  NEW YORK (October 30, 2000) - International Flavors & Fragrances Inc. (NYSE:IFF) and Bush Boake Allen Inc. (NYSE:BOA) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired in connection with the previously announced acquisition of Bush Boake Allen. On October 6, 2000, IFF and Bush Boake Allen announced that B Acquisition Corp., a wholly-owned subsidiary of IFF, had commenced a tender offer for all of the outstanding shares of common stock of Bush Boake Allen at a price of $48.50 per share, as provided under an Agreement and Plan of Merger, dated as of September 25, 2000.

                  The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 3, 2000, unless extended. According to The Bank of New York, the depositary for the offer, as of the close of business on October 27, 2000, 13,302,685 shares of Bush Boake Allen common stock, representing approximately 68.7% of the issued and outstanding shares of common stock, had been validly tendered and not withdrawn.

                  Questions and requests for assistance with respect to the offer may be directed to the Information Agent or the Dealer Manager for the offer. The Information Agent is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers call collect (212) 440-9800. All others calls toll free (800) 223-2064.

                  The Dealer Manager for the offer is Morgan Stanley Dean Witter, 1585 Broadway, New York, New York 10036.

                  The Depositary for the offer is The Bank of New York, One Wall Street, New York, New York 10286.

                  IFF is the world's leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. IFF has sales, manufacturing and creative facilities in more than 35 countries worldwide with sales of $1.44 billion in 1999.

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                  BBA, which conducts operations on six continents, has 60
locations in 38 countries worldwide. BBA supplies flavors and fragrances to the world's leading consumer products companies for use in foods, beverages, soaps and detergents, cosmetics, toiletries, personal care items and related products. Its aroma chemicals, natural extracts and essential oils serve as raw materials for a wide range of compounded flavors and fragrances. BBA had 1999 worldwide sales of $499 million.